# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bollinger Innovations, Inc., CIK 0001499961
CUSIP: 62526P877
Title of class of securities: Common Stock, $0.001 per share par value
Address of issuer's principal executive offices: 1405 Pioneer Street, Brea, California (CA), 92821
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-066945
Filed by CIK 0002033034

## Reporting persons
- Michael Wachs: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 41,320,559; shared voting power 0; sole dispositive power 41,320,559; shared dispositive power 0; aggregate amount beneficially owned 41,320,559 (9.9% of the class)
- Esousa Group Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 41,320,559; shared voting power 0; sole dispositive power 41,320,559; shared dispositive power 0; aggregate amount beneficially owned 41,320,559 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Bollinger Innovations, Inc.
Address of issuer's principal executive offices: 1405 Pioneer Street Brea, CA, 92821

## Item 2. Person Filing
Name of person filing: Esousa Group Holdings LLC and Michael Wachs.
Address of principal business office or, if none, residence:
211 East 43rd Street, Suite 402
New York, NY 10017
Citizenship: Esousa Group Holdings LLC is a New York limited liability company and Mr. Wachs is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 41,320,559. This amount consists of (i) 14,078,139 shares of common stock issuable upon conversion of notes, (ii) 2,579,431 shares of common stock issuable upon cash exercise of warrants, (iii) 2,216,323 shares of common stock issuable upon conversion of 5,995.5555 shares of Series F Preferred Stock and (iv) 22,446,666 shares of common stock issuable upon conversion of 69,360.1977 shares of Series G Preferred Stock held by Esousa Group Holdings, LLC, which may be deemed to be beneficially owned by Michael Wachs, who serves as the sole managing member for Esousa Group Holdings LLC. This amount does not give effect to applicable beneficial ownership limitations.
Percent of class: 9.9%. This percentage is calculated based on 1,947,101 shares of common stock outstanding as of September 30, 2025 and assumes the issuance of shares of common stock upon conversion of notes and preferred stock and upon cash exercise of warrants, which are subject to certain beneficial ownership limitations.
Sole power to vote or to direct the vote: 41,320,559. See Item 4(a).
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 41,320,559. See Item 4(a).
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G
https://www.sec.gov/Archives/edgar/data/1499961/000110465925066945/tm2520510d1_ex99-a.htm

## Signatures
- Michael Wachs: /s/ Michael Wachs, Michael Wachs (11/14/2025)
- Esousa Group Holdings LLC: /s/ Michael Wachs, Michael Wachs/Managing Member (11/14/2025)